SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


                  L'Acropole, 954-980 avenue Jean Mermoz, 34000
          Montpellier, FRANCE (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

[slide 1]
                                Q2 2002 EARNINGS
                                   French GAAP
                                 August 13, 2002

                           Genesys Conferencing logo

                  The World's Leading Conferencing Specialist

[slide 2]
                                                                 Forward-Looking
                                                                      Statements


This conference call contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this presentation and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F registration statement which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this conference call. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this conference call, or to reflect new information or the occurrence of unanticipated events.

[slide 3]
                                                                         Agenda
                                                                         Q2 2002
Strategy Update

o    Q2 Key Elements

o    Genesys continues to execute on its vision and strategy

Financial Results

o    Q2 EBITDA results in line with 2002 margin guidance

Outlook & Guidance

o    Genesys: well-positioned for the future

[slide 4]
                                                                    Q2 Key Facts
                             Genesys continues to execute on its strategic plans

o    Generated Volume Growth of 39% vs Q2 01

o    Continued shift to automation: 53% of revenue

o    Closed second call-center in North America

o    SG&A* decreased 2.3 M euro vs Q2 01 and 0.1 M euro sequentially

o    Improved EBITDA* by 56.8% vs Q2 01

* Excludes non-recurring costs

[slide 5]

                                                                    Q2 Key Facts
                             Genesys continues to execute on its strategic plans

o    Genesys Meeting Center continues to gain strong momentum:

     -    120,000 seats sold at June 30th

o    Market conditions in Telecommunication Industry create strong opportunities

o    Renegotiated Telecom long distance contract in the US

o Actions executed to generate 2.5 M euros and 3.5 M euros savings for Q3 & Q4, respectively*

[slide 6]


                                                             Second Quarter 2002
                                                                Financial Review

[slide 7]


                                                    Genesys' Financial Execution
                      Genesys is committed to continuous performance improvement


o Genesys executes a rapid transformation of its US business towards its European model

     -    Shift to automation

     -    Consolidation of call centers

     -    Harmonization and integration, ...

o    Genesys is aggressively reducing SG&A costs to improve profitablility

[slide 8]


                                                         A Strong European Model
                             Automated services reached 64% of revenues in Q2 02

             [Bar graph omitted showing European automated services
                          as a percentage of revenues]

[slide 9]


                                                       North America is Trending
                                                      towards the European Model
                             Automated services reached 47% of revenues in Q2 02

                 [Bar graph omitted comparing North American and
            European automated services as a percentage of revenues]

[slide 10]

                                                       ...and so is Asia-Pacific
                             Automated services reached 51% of revenues in Q2 02


            [Bar graph omitted comparing European, North American and Asia-Pacific automated services as a percentage of revenues]

[slide 11]


                                          Genesys is Rapidly Moving its Business
                                                      towards its European Model
                             Automated services reached 53% of revenues in Q2 02

       [Bar graph omitted showing targets for the fourth quarters of 2002 and 2003 for automated services as a percentage of revenue]

[slide 12]


                                                       Automated service volumes
                                                    Automated services reach 65%
                                                         of call volume in 1Q 02

                  [line graph omitted showing the evolution of
          automated services volumes from April 2001 until June 2002, and growth of +109% between June 2001 and June 2002]

[slide 13]

                                        Overall GM on Automated Services Remains
                                           High and Stable Despite Price Erosion


                   [Bar graph omitted showing gross margin %]

[slide 14]


                                                                      Q2 Results
                                                                        Proforma



        o    Total volumes:      282 M minutes, up 39% vs Q2 01
                                 & up 5.7% sequentially

        o    Automated
             service volumes:    71% of total audio volume, up 114%
                                 vs Q2 01 and 16% sequentially

        o    Revenues:           52.7 M euros down 2.5% vs Q2 2001

        o    Gross margin*:      59.0% up 190 basis points vs
                                 Q2 2001

        o    EBITDA*:            7.5M euros, up 56.8% vs Q2 2001

[slide 15]


                                                                     Q2 2002 P&L
                                                                        Proforma


      Euro Million            Q2 2001             Q2 2002          % Change
--------------------------------------------------------------------------------
        Revenue                54.0                 52.7            (2.5%)
   Gross Profit                30.9                 31.1             0.9%
  Gross Margin*               57.1%                59.0%
         EBIT(1)               (0.2)                 0.6


        EBITDA*                 4.8                  7.5            56.8%
  EBITDA margin                8.9%                14.3%


* Excludes non-recurring charges.

(1) Excludes amortization of identifiable intangibles, acquisition and deferred financing costs

[slide 16]


                                                     Additional Financial Data
                                                    Q2 cash earnings per share


     Net loss                                              euro M (8.4)*
     Depreciation                                                  4.5
     Amortization of goodwill                                      2.4
     Amortization of intangibles                                   4.0
                                                            ----------
          Cash earnings                                     euro M 2.4
                                                            ==========

     Cash earnings per share                                euro  0.15

     Basic shares                                           15,544,450


* Excludes non-recurring charges

[slide 17]


                                                       Additional Financial Data
                                                                         (cont.)


o     Cash and equivalents

      June 30, 2002:                          euro     5.1 M

o     Cash and equivalents

      August 9, 2002:                         euro     9.7 M

o     Net debt June 30, 2002:                 euro   129.4 M

o     Debt payments 2H 2002:                  US$      3.0 M

[slide 18]


                                                            Genesys Conferencing
                                                             Well Positioned for
                                                       the Remainder of the Year
                                                                      and Beyond

[slide 19]

                                                                  Take Advantage
                                                    of Telecom Market Conditions
                                                  and Conferencing Consolidation

o    Conferencing services get greater awareness

o Conferencing and collaboration service market shall continue to grow rapidly

o Genesys' three largest competitors have to face significant issues on their core business

o    Conferencing industry is under consolidation

                         All of the above create strong
                         ------------------------------
                              growth opportunities
                              --------------------

[slide 20]


                                           Shift to Automation Continues to Hide
                                                                Growth Potential


                                        Q4 01          Q1 02           Q2 02
                                        -----          -----           -----
o    Automated Services
     ------------------

     % of audio volumes                   59%           65%             71%

     % of total revenues                  41%           47%             53%

o    All Services
     ------------

     Total volume growth                  35%           38%*            39%

     Price erosion                       9.5%          8.5%           12.8%*

 Potential revenue growth w/o impact
 of shift to automated services           25%           29%            26%
                                          ---           ---            ---
*Excludes BT

[slide 21]


                                                       Call Center Consolidation
                                                   Drives Improved Profitability

o Consolidate 6 call centers into 3 call centers to improve customer service and operating efficiencies

o Remaining call centers will absorb current volume and provide for future growth


   [Map of the United States showing call center closures and remaining call centers that will absorb the volume of the closed centers]

[slide 22]


                                                          Genesys Meeting Center
                                                               Deployment Update

[slide 23]


                                                          Genesys Meeting Center
                                   The fastest growing web-conferencing platform

[GRAPHIC OMITTED]

o    Key Elements of success

     -    Drive mass market adoption
     -    Leverage 17,000 customers worldwide
     -    complete integration of audio, web and video conferencing

o    120,000 seats sold through June 30, 2002

o    First enterprise-wide contracts are being signed

o Prices and market-value remains unmatched 15 seats package for $39.95 flat fee per month

o    Continues to drive 10-15% increase in audio usage

[slide 24]

                                                      Genesys Meeting Center 2.0
                                                          Launched June 10, 2002

[GRAPHIC OMITTED]

o    Genesys Meeting Center v.2.0

     -    Integrates reservation-less multipoint video over IP

     -    Outlook Exchange / Calendar integration

     -    MSN -Instant Messaging integration

     - Reservation-less multipoint video over IP: $10 per participant (unlimited duration of the conference)

     -    Generates gross margin of approx. 70%

     -    Easy to sell, easy to buy, easy to use

[slide 25]


                                                     Genesys Meeting Center Data
                           Genesys Meeting Center is the world's fastest growing
                               multimedia conferencing and collaboration service

o    Total number of seats deployed: 120,000

o    2 web conferences per month per subscriber

o    Generates 15% additional audio volumes

o    Enterprise-wide contracts are being deployed

o    Partnership expansion: HP, Dell, Philips, Jornada

[slide 26]
                                                         Year-end Guidance

[slide 27]

                                                    Actions Executed to Generate
                                                            Q3 & Q4 Cost Savings

                                                            (in 000's)

                                                       Q3*              Q4*

  o    Transport savings                             1,900             2,300

  o    Headcount savings                               500             1,100

  o    Other                                           100               100

  Total Savings Expected                             2,500             3,500


* Expected savings compared to Q2

[slide 28]


                                Full Year 2002 Updated Guidance

                                  Updated             Previous


o    Year-end %                  60 - 65%                   50%
     of Revenue Automated

o    Revenue*                   200 - 210 M euro        230 - 250 M euro

o    EBITDA  Growth**           33.8 - 35.4 M euro      33.8 - 35.4 M euro
                                  27 - 33%               27 - 33%
                                  proforma growth       proforma growth
                                  from 2001             from 2001


*  Assumes 1 euro = $1
** Excludes non-recurring costs but includes the Q2 02 1.2 M euro long distance expense

[slide 29]


                                                            Genesys Conferencing
                                                  Well Positioned for the Future


o    Fast-growing market

o    Strong volume growth

o    Hidden strong revenue growth

o    Improving margins

o    17,000+ customers

o    Unique worldwide coverage

o    Genesys Meeting Center: our platform for continued success

[slide 30]

                              Leading the World of
                                  Conferencing


                           [Genesys Conferencing Logo]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 14, 2002

                                      GENESYS SA


                                      By: /s/ Francois Legros
                                          -------------------------------------
                                           Name: Francois Legros
                                           Title:  Chairman and Chief Executive
                                                   Officer